August 26, 2005

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: S.E.C. Letter dated 7/26/05; File Number 000-06334; Our Response letter dated 8/9/05

Dear Mr. Rosenberg,

We are in receipt of your response to our above-referenced letter and are pleased to present our supplementary letter of clarification. We acknowledge that:

[X] The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

[X] Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
[X] The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

(6) Unpaid Losses and loss Adjustment Expenses, page F-9

    1. Additional disclosures required by paragraph 11 of SOP 94-5 will be included with all future financial filings.

Should you have any additional questions or concerns, please do not hesitate to call. Many thanks for your time and consideration.

Most sincerely,


/s/Renee A. Pinczes

Renee A. Pinczes
Senior Vice President and Chief Financial Officer

cc: Lawrence Stumbaugh, Chief Executive Officer
    Guy Millner, Chairman of the Board
    Mark Hain, SVP & General Counsel
    Ibolya Ignat, Staff Accountant, Division of Corporation Finance